650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 1, 2006

VIA EDGAR, FAX AND OVERNIGHT DELIVERY

Mr. Martin F. James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 9, 2006

Form 10-Q for the quarter ended July 2, 2006

File No. 0-19084

Dear Mr. James:

On behalf of PMC-Sierra, Inc. (the “Company”), we are responding to the comments in your letter dated October 3, 2006.

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 33

1.    We note that on August 14, 2006 you filed an Item 4.02 Form 8-K disclosing that you had concluded on August 11, 2006 that your prior financial statements and all financial press releases and similar communications issued by the company with respect to such income statements and balance sheets for the 1999-2005 fiscal years and subsequent interim period should no longer be relied upon. We also note that you filed the amendments to your 2005 Form 10-K and Form 10-Q for the period ended April 2, 2006 as well as your Form 10-Q for the period ended July 2, 2006, on August 16, 2006.

•	As it appears that the company and its auditors would reasonably require more than 2 days to prepare, review and audit the revised financial statements included in the amended documents, please tell us how you complied with the requirements of General Instruction B.1 of Form 8-K in timely filing the Item 4.02 Form 8-K.

PALO ALTO      AUSTIN      NEW YORK      RESTON      SALT LAKE CITY       SAN DIEGO      SAN FRANCISCO      SEATTLE

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

•	Please discuss the facts and circumstances resulting in a two-day period between the board of director’s conclusion that the financial statements should not be relied upon and your filing of the restated financial statements in the amended documents.

With respect to the timing of events leading up to the filing of the amended 2005 Form 10-K and the first quarter 2006 Form 10-Q, we provide the following supplemental information. As described in the Form 8-K filed on August 14, 2006, the Company concluded on Friday, August 11, 2006 that certain of its prior financial statements should no longer be relied upon. At the same time the Company filed a Form 12b-25 for a 5-day extension to file its Form 10-Q for the second fiscal quarter, which was due on August 11th. The revised financial statements were filed within the 12b-25 deadline on the afternoon of August 16th.

On May 29, 2006, the Company initiated an internal review of its historical stock option grants and related processes. During this review, the Company identified certain stock option grants from the years 1998 – 2001 where the evidence to support selected grant dates was unclear. The Audit Committee engaged outside legal counsel to conduct a thorough, independent review of the Company’s historical stock option granting practices and records and held an initial meeting together with counsel on June 9, 2006. The issues and concerns identified with respect to the Company’s historical practices and records are described in Item 9A of the Company’s 2005 Form 10-K/A filed on August 16, 2006.

As a result of the Audit Committee review procedures performed, the Company adjusted the financial information in the Company’s December 2005 Form 10-K and the Company’s first quarter 2006 Form 10-Q. The adjustment was within stockholders’ equity – to increase (Cr) paid-in capital and increase (Dr) accumulated deficit for additional non-cash, stock based compensation charges pertaining to options granted primarily between 1999 and 2001. No significant changes to historical stock based compensation accounting in the periods 2003 to present were recorded in the Company’s financial statements as the result of the Audit Committee review.

Over the course of the Audit Committee review, the Company engaged in lengthy discussions about the potential materiality of the possible accounting errors with the Audit Committee, other PMC-Sierra Board of Director members, and its independent registered public accountants, Deloitte & Touche LLP. Initial discussions about the potential financial statement consequences associated with the concerns about historical stock option related documentation were inconclusive, largely because historical industry practices have been diverse with respect to the maintenance of records to support stock option grant dates, and it was not clear that changes to historical stock option measurement dates would be required and if required, would result in any material changes to the Company’s financial statements.

Because the Company could not conclude upon the likely outcome of the Audit Committee’s review and the potential impact, if any, on historical financial statements, and the Chairman of the Audit Committee believed that more of the Committee’s investigation needed to be completed, the Company did not file a Form 8-K with respect to non-reliance on its historical financial information.

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

On August 2 and August 3, 2006, the Audit Committee and Board of Directors together with legal counsel met for an aggregate of over 8 hours to discuss the stock option review that the Audit Committee and independent counsel had conducted. Based upon all of the inputs, the Audit Committee determined alternate measurement dates to assign to the identified stock option grants.

The Company then began the process of computing the accounting impact associated with the alternate measurement dates for the purpose of determining the materiality of the potential financial statement adjustments. The potential adjustments were evaluated based on their impact on the relevant balance sheet accounts as well as net income (loss) and net income (loss) per share for each period, and the Company held initial discussions with its independent registered public accountants on August 5, 2006. On completion of the quantitative analysis, the Company prepared a materiality assessment based on the guidance from Staff Accounting Bulletin 99 that considered both quantitative and qualitative aspects of the errors. On August 11, 2006, Company management reviewed with its independent registered accountants and the Chairman of the Audit Committee the results of the accounting analysis associated with the alternate measurement dates along with the materiality assessment. On this date, Company management concluded, and the Chairman of the Audit Committee concurred, that the historical Company filings required amendment. The Company then prepared for filing and did file a Form 8-K within the time period permitted under General Instruction B.1 of Form 8-K.

The Company was able to file amendments to its 2005 Form 10-K and the first quarter 2006 Form 10-Q by August 16, 2006 because the initial work by the Company to determine the accounting impact of the alternate measurement dates on historical equity related compensation expense was sufficiently detailed to allow the required audit or review, as appropriate, by the Company’s independent registered public accountants between the period August 11, 2006 and August 16, 2006, and the independent registered public accountant’s work was completed within that period. Also, beginning on August 11, 2006, the Company together with its legal counsel began drafting the documentation necessary to complete the amended filings. With significant effort and extensive overtime, the Company’s personnel and independent registered public accountants were able to complete the required work and file the amended filings by August 16, 2006.

2.    Tell us your reasons for concluding that amendments to all Forms 10-K and Forms 10-Q relating to the periods impacted by the restatement were not required.

The Company amended its 2005 Form 10-K and first quarter 2006 Form 10-Q to restate historical financial information. The Company restated the historical information presented in its current filings to correct for the effect of errors in measurement dates for stock option grants primarily between 1999 and 2002 and because the Company desired to present its current financial information (2003 to 2006) on a timely basis. The impact of the restatement on historical information was to reclassify approximately $89 million between Accumulated Deficit and Additional Paid in Capital. These are offsetting reclassification entries within our stockholders’ equity on the balance sheet and the total opening amount of stockholders’

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

equity in 2003 did not change. The restatement had no impact on our statements of operation or statements of cash flows in 2003 or subsequent periods.

The errors were quantified by year as follows (in millions): 1999: $4.9; 2000: $17.8; 2001: $28.2; 2002: $38.7. In its 2005
Form 10-K/A, the Company amended the 5-year financial data table to reflect the revised financial information described above, in order to provide investors and other financial statement users with the updated and correct financial information with respect to the trends in this time period.

At the time, the Company concluded that amendments to all Forms 10-K and Forms 10-Q relating to periods impacted by the restatement were not required because investors have received the relevant restated information in the current filings. The Company does not believe there would be any benefit to current stockholders from restating Forms 10-K and 10-Qs from 1999-2002, when the cumulative impact of those restatements is already included in the current statements. The cost of producing the restated financials would impact the current financial statements to the potential detriment of the stockholders, rather than to their benefit. The Company has received few or no questions from investors about the revised financial information in the amended filings, which is consistent with the Company’s belief that investors have historically not demonstrated significant interest in the Company’s equity based compensation expense, which is a non-cash expense.

In August 2006, the Company was one of the first of its peer group to restate its historical filings for equity related compensation concerns. The Company filed its amended December 2005 Form 10-K and its first quarter 2006 Form 10-Q prior to issuance by the Office of the Chief Accountant, its Letter Expressing Its Views on the Appropriate Application of the Stock Option Accounting Literature, on September 19, 2006. After reviewing the practices of other companies for similar types of restatements and applicable SEC guidance at that time, the Company concluded that amendments to all Forms 10-K and Forms 10-Q relating to the periods impacted by the restatement were not required. The Company respectfully submits that there are a number of other registrants who have filed amended current financial statements without restating all historical periods.

Based on these observations, the Company respectfully submits that investors’ needs for updated historical information about historical equity related compensation have been met though its amended filings, which, as noted, include the amended 5-year financial data table.

Note 1. Summary of Significant Accounting Policies, page 57

Basis of Presentation, page 57

3.    We note your statement that for financial reporting purposes and “ease of presentation”, December 31 has been utilized as the fiscal year end of all financial statement captions. Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods end. Similarly, include audit reports that opine on

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

We will comply in all future filings.

Note 9. Long-term debt, page 71

4.    We note disclosure relating to the 2.25% senior convertible notes you issued in October 2005 and that you may incur liquidated damages or penalties pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf. and address the following:

•	Please provide us with a clear description of all the material terms of the convertible term notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, as well as any conditions under which you or the holder may accelerate payment of the notes. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages.

Convertible Notes

Our 2.25% senior convertible notes are not listed on any securities exchange or included in any automated quotation system, but are registered for resale under the Securities Act of 1933.

The notes rank equal in right of payment with our other unsecured senior indebtedness and mature on October 15, 2025 unless earlier redeemed by us at our option, or converted or put to us at the option of the holders. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2006. We may redeem all or a portion of the notes at par on and after October 20, 2012. The holders may require that we repurchase notes on October 15, 2012, 2015 and 2020.

Holders may convert the notes into the right to receive the conversion value (i) when our stock price exceeds 120% of the approximately $8.80 per share initial conversion price for a specified period, (ii) in certain change in control transactions, and (iii) when the trading price of the notes does not exceed a minimum price level. For each $1,000 principal amount of notes, the conversion value represents the amount equal to 113.6687 shares multiplied by the per share price of our common stock at the time of conversion. If the conversion value exceeds $1,000 per $1,000 in principal of notes, we will pay $1,000 in cash and may pay the amount exceeding $1,000 in cash, stock or a combination of cash and stock, at our election.

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

We will adjust the conversion rate for certain events, including:

•	the issuance of our common stock as a dividend or distribution to holders of our common stock;

•	some subdivisions and combinations of our common stock;

•	the issuance to all holders of our common stock of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase our common stock, or securities convertible into our common stock, at less than, or having a conversion price per share less than, the then current market price of our common stock;

•	the dividend or other distribution to all holders of our common stock of shares of our capital stock, other than common stock, or evidences of our indebtedness or our assets, including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration pursuant to any shareholder rights plan or dividends or distributions paid exclusively in cash;

•	dividends or other distributions consisting exclusively of cash to all holders of our common stock; and

•	payments to holders in respect of a tender offer or exchange offer for our common stock by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per share exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer.

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

In the event that we pay a dividend or make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted, unless we make an equivalent distribution to holders of notes, based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

The following are events of default under the indenture:

•	default in the payment of any principal amount or any redemption price, purchase price, or fundamental change purchase price, including any make-whole premium, due with respect to the notes, when the same becomes due and payable;

•	default in payment of any interest (including liquidated damages) under the notes, which default continues for 30 days;

•	default in the delivery when due of all cash and any shares of common stock payable upon conversion with respect to the notes, which default continues for 15 days;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default in the payment of principal by the end of any applicable grace period or resulting in acceleration of other indebtedness of PMC-Sierra for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $40 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

•	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Terms of the Registration Rights Agreement

Under the registration rights agreement, we will file with the SEC within 120 days after the date of the original issuance of the notes, and use our commercially reasonable efforts to cause to become effective within 210 days after the original issuance of the notes, a shelf registration statement with respect to the resale of the notes and the shares of our common stock issuable upon conversion of the notes. Notwithstanding the foregoing, if we are eligible for, and elect to utilize, the “automatic shelf” registration procedure on Form S-3 available to “well-known seasoned issuers,” then in lieu of the foregoing, we will be able to file a shelf registration statement with the SEC no later than 150 days after the date of the original issuance of the notes, which shelf registration statement will become immediately effective upon filing pursuant to the rules adopted in SEC Release No. 33-8591.

We will keep such shelf registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all of the notes and/or the shares of common stock issuable upon conversion of the notes, and (ii) the expiration of the holding period applicable to such securities held by non-affiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions.

If:

•	the shelf registration statement has not been filed with the SEC within 120 days after the original issuance of any of the notes;

•	the shelf registration statement has not become effective within 210 days after the earliest date of original issuance of any of the notes;

•	the registration statement shall cease to be effective or fail to be usable, except as permitted in the bullet point immediately following this bullet point, without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

each a “registration default,” additional interest as liquidated damages will accrue on the notes. Liquidated damages will be paid semi-annually in arrears, with the interest payment due on the first interest payment date following the date on which such liquidated damages begin to accrue, and will accrue at an additional rate per year equal to:

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

•	0.25% of the principal amount of the notes to and including the 90th day following such registration default; and

•	0.50% of the principal amount of the notes from and after the 91st day following such registration default.

Notwithstanding the foregoing, liquidated damages shall not accrue if we are eligible for, and elect to utilize, the “automatic shelf” registration procedure on Form S-3 available to “well-known seasoned issuers” and file a shelf registration statement with the Commission no later than 150 days after the date of the original issuance of the notes. In addition, liquidated damages shall not accrue if we defer the filing or effectiveness of the shelf registration statement if we are engaged in non-public negotiations or other non-public business activities as described above.

In no event will liquidated damages accrue after the second anniversary of the date of issuance of the notes or at a rate per year exceeding 0.50% of the issue price of the notes. We will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any liquidated damages with respect to such common stock or the principal amount of the notes converted.

We have disclosed the material terms of the notes in our SEC filings. We have not disclosed the terms of the registration rights agreement because we respectfully submit that we have determined the terms to be insignificant and therefore are not meaningful in relation to the financial statements.

•	Tell us how you have considered the guidance provided in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19 in concluding how to account for these instruments. While we note that the EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

EITF 05-04 provides a discussion on whether a registration rights agreement with a penalty clause meets the definition of a derivative, although the Task Force has not reached a consensus on this issue. We considered the potential significance of the maximum liquidated damages penalty in the registration rights agreement in analyzing whether the registration rights agreement and the financial instrument could potentially be viewed as one combined freestanding instrument or accounted for as separate freestanding instruments. We calculated the maximum penalty that would be incurred if we failed to register the shares or keep the registration statement effective. We calculated the maximum penalty amount to be less than 0.5 of one percent of the principal, payable over a maximum of the first two years after issuance.

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

We respectfully submit that the maximum amount of the liquidated damages associated with the registration rights is sufficiently limited in amount and duration that it would not be required to be bifurcated from the debt host and does not have an impact in applying the EITF 00-19 criteria (see analysis below).

•	Tell us how you have applied the guidance in EITF 05-02, EITF 00-19 and SFAS 133 in evaluating whether the various features of your 2.25% senior convertible notes, including for example, the conversion feature, the redemption feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19. As an initial step, please address whether the notes would meet the definition of conventional convertible debt in paragraph 4 of EITF Issues 00-19 and 05-2.

The principal amount of our 2.25% senior convertible notes is payable in cash only. The key feature of the notes that we analyzed to determine whether an embedded derivative is present is that if the conversion value exceeds $1,000 per $1,000 in principal of notes, we will pay $1,000 in cash and may pay the amount exceeding $1,000 in cash, stock or a combination of cash and stock, at our election (“net share settlement feature”).

In analyzing whether the net share settlement feature meets the scope exception of paragraph 11(a) of SFAS 133, we considered whether the feature on its own would be classified within stockholders’ equity. To determine classification, we analyzed the feature under EITF 00-19. The first step of the EITF 00-19 analysis was to determine whether the host contract is a “conventional convertible” instrument under EITF 00-19 and EITF 05-02. In this case the host contract (face value of the notes) can only be settled in cash, and therefore the instrument does not meet the definition of conventional convertible.

Since the notes do not meet the definition of conventional convertible, we analyzed the net share settlement feature under paragraphs 12-32 of EITF 00-19 to determine whether the feature would be classified as a liability or equity, which would determine whether the net share settlement feature is an embedded derivative to be separated from the debt host. We considered whether the net share settlement feature would ever be required to be settled in cash by applying the criteria from EITF 00-19 as follows:

•	The company has the ability to deliver unregistered shares to satisfy the conversion feature.

•	The company has sufficient authorized and unissued shares available to settle the conversion feature, if required. The Company is currently authorized to issue a total of 900 million common shares. At the time of issuance, the company had approximately 187 million common shares and 18 million options to purchase common shares outstanding. As of October 1, 2006, approximately 215 million shares and stock options were outstanding.

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

•	There is a limit on the number of shares that would be issued to settle the conversion feature. The maximum number of shares that would be issued with respect to the conversion feature is 25.6 million.

•	On failure to register the underlying shares, a limited amount of additional interest would accrue until a maximum of the first two years (or 730 days) from issuance (or until the shares are registered). The maximum in liquidated damages is approximately $1.7 million in total therefore the Company is not required to settle the feature in cash.

•	There are no net-cash settlement requirements with respect to the conversion feature. Holders who convert will receive cash and, at PMC’s’ option, common stock upon conversion.

•	Make-whole provision only applies if holders convert the notes in connection with a fundamental change. A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading.

•	There are no provisions in the contract that indicate that if the counterparty converts and receives shares, that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•	There is no requirement in the contract to post collateral at any point or for any reason.

Based on the analysis above, we respectfully submit that the net share settlement feature would qualify for equity classification and therefore is not an embedded derivative subject to fair value accounting under SFAS 133.

Form 10-Q for the period ended July 2, 2006

Note 3. Business Combinations, page 10

5.    We note that you expensed in-process research and development (IPR&D) of $14.8 million as a result of your acquisition of Storage IC Business in the quarter ended April 2, 2006 and $20.5 million relating to your acquisition of Passave in the quarter ended July 2, 2006. In future filings, beginning with your next Form 10-Q, please revise the notes to the financial statements to provide the following:

•	Disclose the appraisal method used to value IPR&D costs acquired;

•	Discuss all significant assumptions made and estimates used in determining the assigned values to each significant IPR&D project such as the risk adjusted discount rate applied to

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

the project’s cash flows and period in which material net cash inflows from significant projects are expected to commence;

•	Describe each significant IPR&D project acquired;

•	Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project;

•	For each project, disclose in MD&A the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date, the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time and the risks involved if the IPR&D projects are not completed on a timely basis; and

•	In subsequent filings, revise MD&A to provide a detailed discussion of the status of your efforts for completion of the R&D projects and the impact from any delays. Also, provide an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results and financial condition.

We will comply in all future filings.

* * * * *

Mr. Martin F. James

U.S. Securities and Exchange Commission

November 1, 2006

PMC has asked us to acknowledge, on PMC’s behalf, that:

•	PMC is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	PMC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please contact Glenn Luinenburg or me at (650) 493-9300, or Alan Krock at (604) 415-6750.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Donna M. Petkanics

Donna M. Petkanics

cc:	David Burton, Securities and Exchange Commission

Alan Krock, PMC-Sierra, Inc.

Olin Anton, Deloitte & Touche LLP